ARALEZ PHARMACEUTICALS LIMITED

56 Fitzwilliam Square

Dublin 2, Ireland

October 30, 2015

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Mail Stop 3010

Attention: Johnny Gharib, Staff Attorney

Re:	Aralez Pharmaceuticals Limited
Registration Statement on Form S-4
Filed July 20, 2015
File No. 333-205737

Tribute Pharmaceuticals Canada, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 3, 2015
File No. 000-31198

Dear Mr. Gharib:

This letter is submitted on behalf of Aralez Pharmaceuticals Limited (“Aralez,” the “Company,” “we,” “us” or “our”) in response to comment No. 2 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”) as set forth in your letter dated August 27, 2015 (the “Comment Letter”).

This letter restates the numbered comment of the Staff, and the discussion set out below the comment is the Company’s response to such numbered comment.

Tribute Pharmaceuticals Canada Inc. (“Tribute”) Form 10-K filed March 3, 2015

2. Acquisitions and Goodwill

Asset Purchase Agreement, page F-6

2. Please refer to your response to comment 19. You state on page 11 of the Form S-4 that you are marketing Fiorinal. You also confirmed in your response that there is a customer base. Although you may plan to operate the business differently than was done previously, you appear to be capable of producing outputs by integrating the business acquired with your own processes and have indeed generated revenues since the acquisition. Based on your response it appears that the acquisition of Fiorinal in October 2014 was an acquisition of a business under both GAAP and Item 11-01(d) of Regulation S-X which would have required financial statements and pro forma information in a Form 8-K. If so, please revise your accounting to reflect this acquisition as a business combination and file the financial information required by Rule 3-05 of Regulation S-X in a Form 8-K and incorporate that filing into your registration statement under Item 10(b)(1) or Item 12(a)(3) of Form S-4. If you disagree, please tell us what elements you did not acquire in the acquisition and explain why they could not have been readily replaced or replicated and explain how you can generate revenue from product sales without inputs and processes. Confirm that you did not acquire any inventory in the acquisition and that you did not subsequently hire any employees of Novartis.

Response: On September 18, 2015, Tribute submitted a request to the Office of Chief Accountant to provide Statements of Revenues and Direct Operating Expenses to satisfy the financial statement requirements of Rule 3-05 of Regulation S-X in response to the Staff’s comment number 2.  In its letter, Tribute acknowledged that Tribute’s October 2, 2014 acquisition of the product lines Fiorinal ®, Fiorinal®, C. Visken® and Viskazide® from Novartis AG should have been accounted for as a business acquisition, and requested relief to prepare special purpose financial statements in lieu of full audited financial statements.  On October 6, 2015, in response to Tribute’s request, Tribute received a waiver (the “Waiver”) from the Office of Chief Counsel of the SEC which granted Tribute such relief.

On October 28, 2015, we submitted to the Commission, on behalf of Tribute, a SAB 99 analysis prepared by Tribute relating to Tribute’s assessment of the impact that the change in accounting for Tribute’s 2014 Fiorinal® acquisition has on Tribute’s financial statements.  Such filing confirmed Tribute’s position that the impact of the change in accounting did not result in a material difference to Tribute’s previously filed financial statements.

On October 29, 2015, Tribute filed Amendment No. 2 on Form 8-K/A (“Amendment No. 2”) to amend the Current Report on Form 8-K originally filed with the Commission on October 8, 2014 and amended by Amendment No. 1 (the “Amended Form 8-K”) to the Original Form 8-K filed by Tribute with the Commission on December 9, 2014.  The Amendment No. 2 amended the Amended Form 8-K to include, as permitted by the Waiver, special purpose financial statements relating to the Company’s acquisition of the Canadian rights to manufacture, market, promote, distribute and sell Fiorinal®, Fiorinal® C, Visken® and Viskazide®.

If you have any questions regarding the Amendment No. 2 or otherwise, please do not hesitate to call me at (919) 913-1030.

Sincerely,

/s/ Adrian Adams
Adrian Adams
Chief Executive Officer

cc:	Andrew Gilbert, Esq., DLA Piper LLP (US)
Fax: (973) 520-2573

David Schwartz, Esq., DLA Piper LLP (US)
Fax: (973) 520-2575